March 14, 2025

Tsz Keung Chan
Chief Executive Officer
Rich Sparkle Holdings Ltd
Portion 2, 12th Floor, The Center
99 Queen   s Road Central
Hong Kong

        Re: Rich Sparkle Holdings Ltd
            Registration Statement on Form F-1
            Filed March 6, 2025
            File No. 333-285592
Dear Tsz Keung Chan:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed March 6, 2025
Capitalization, page 57

1. Please revise your description of ordinary shares to state the correct number of ordinary shares issued and outstanding as adjusted assuming the over-allotment option is exercised in full. You currently state this figure as 12,657,500. Given the disclosure in The Offering on page 20 that you have granted the underwriters the option to purchase up to 187,500 additional ordinary shares, which would yield 12,687,500 shares outstanding if the over-allotment option is exercised.
 March 14, 2025
Page 2
Industry, page 75

2. To the extent available, please update the description of your industry to include information as of a date more recent than 2023.
Management
Employment Agreements and Director Agreements, page 100

3. Please revise your disclosure for consistency with the material terms of the executed employment agreements filed as Exhibits 10.1, 10.2, and 10.3 to the registration statement.
Related Party Transactions, page 106

4. Please revise footnote (1) to disclose the amount due to the related party as of a more recent date. Refer to Item 7(B) of Form 20-F. In this regard, we note that the information is dated and has only been provided as of October 31, 2024 and omits the information "up to the date of the document." Please revise as applicable.
Consolidated Financial Statements of Rich Sparkle Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
1. Organization and Business Description
Reorganization, page F-7

5. We note your disclosure here that, as part of the reorganization, the 125 Ordinary
       Shares in issue will be "cancelled" and you will "reissue" 11,250,000 Ordinary Shares in aggregate to your shareholders on a pro rata basis proportional to the shareholders existing equity interests. This in substance appears to be a 1:90,000 forward stock split. Please revise disclosure throughout your filing to describe this as such.
6. Further, as this action is taken in contemplation of this offering, please retrospectively restate presentation of ordinary shares throughout this document to present the equity section as it will appear on effectiveness of this document. That is, you should present
       11,250,000 ordinary shares on your balance sheet and use this figure in calculating earnings per share. In this regard, we note you have appropriately used this share figure in The Offering disclosure on page 20, in the Capitalization table on page 57, and in the calculation of Dilution on page 58.
7. As a related matter, in your next submission, please include an Opinion, marked as a
       "draft" with a corresponding explanatory legend, that includes a dual date identifying the footnotes that will be impacted should this portion of the Reorganization occur.
       The Opinion should contain the "draft" label and be unsigned until such time as the forward stock split occurs.
 March 14, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lawrence Venick